SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from             to

Commission file number 1-82

PHELPS DODGE EMPLOYEE SAVINGS PLAN

PHELPS DODGE CORPORATION

One North Central Avenue
Phoenix, Arizona 85004

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Administration Committee has duly caused this Annual Report to be signed by the undersigned hereunto duly authorized.

PHELPS DODGE EMPLOYEE SAVINGS PLAN
Date: June 27, 2005	By:	/s/David L. Pulatie
David L. Pulatie, Chairman
Benefits Administration Committee

Phelps Dodge Employee Savings Plan
Index
December 31, 2004 and 2003

*	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable

Report of Independent Registered Public Accounting Firm

To the Benefits Administration Committee and Participants
of the Phelps Dodge Employee Savings Plan

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Phelps Dodge Employee Savings Plan at December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Benefits Administration Committee (the “Committee”); our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Committee, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Committee. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/PricewaterhouseCoopers LLP
Phoenix, Arizona
June 22, 2005

Phelps Dodge Employee Savings Plan

Statement of Net Assets Available for Benefits
December 31, 2004 and 2003
(in thousands)

	2004	2003
Assets
Investments at fair value:
Interest in the Master Trust	$474,517	—
Investments	140,456	541,806

Total investments	614,973	541,806

Receivables:
Employee contributions receivable	980	268
Employer contributions receivable	960	490
Employer profit sharing contribution receivable	17,826	5,234

Total receivables	19,766	5,992

Net assets available for benefits	$634,739	547,798

The accompanying notes are an integral part of these financial statements.

Phelps Dodge Employee Savings Plan

Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2004
(in thousands)

Additions to net assets attributed to:
Investment income:
Plan interest in Master Trust investment income
Master Trust investment income	$33,143
Investment expenses	(127)

Plan interest in Master Trust investment income	33,016

Net appreciation in fair value of investments:
Common stocks	23,487
Mutual funds	5,336
Common/collective funds	13

Net appreciation in fair value of investments	28,836

Dividends and interest	14,236

Net investment income	76,088

Contributions:
Participant contributions	27,906
Employer matching contributions	12,315
Employer profit sharing contribution	17,826

Total contributions	58,047

Total additions, net	134,135

Deductions from net assets attributed to:
Distributions to participants and beneficiaries	46,824
Administrative expenses	370

Total deductions	47,194

Increase in net assets	86,941

Net assets available for benefits at December 31, 2003	547,798

Net assets available for benefits at December 31, 2004	$634,739

The accompanying notes are an integral part of these financial statements.

Phelps Dodge Employee Savings Plan

Notes to Financial Statements

1.	Description of Plan

General

The Phelps Dodge Employee Savings Plan (the Plan) is a defined contribution plan established for the benefit of eligible employees (the Participants) of Phelps Dodge Corporation (the Corporation). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). A brief description of the Plan is included in the following paragraphs. Participants should refer to the Plan document for a complete description of Plan provisions.

Administration

The Plan is sponsored by the Corporation and administered by the Corporation’s Benefits Administration Committee (the Committee) composed of seven employees of the Corporation who are appointed by the Corporation’s Board of Directors.

Effective April 1, 2005, an Investment Committee was established to designate and monitor the investment vehicles available under the Plan. The Investment Committee is composed of six employees of the Corporation, as described by the Plan document.

Effective October 1, 2004, the Corporation entered into the Master Trust Agreement for the Phelps Dodge Employee Savings Plan (the Master Trust) with JPMorgan Chase Bank to serve as the funding vehicle for the Plan. Prior to October 1, 2004, all Plan assets were held in a trust (the PD Plan Trust) pursuant to a trust agreement by and between the Corporation and JPMorgan Chase Bank. On October 1, 2004, the common/collective funds, mutual funds and the Plan’s benefit-responsive guaranteed investment contracts (GICs) were transferred from the PD Plan Trust to the Master Trust. The Master Trust is administered by JPMorgan Chase Bank (the Trustee). JPMorgan Retirement Plan Services LLC serves as the Recordkeeper of the Plan.

Brokerage commissions, taxes and other expenses incurred in connection with the purchase and sale of securities or other property for a fund are paid by such fund. All other fees and expenses of plan administration are paid by the Master Trust (PD Plan Trust prior to October 1, 2004) unless the Corporation elects, in its sole discretion, to pay those expenses directly. The fees and expenses of the Plan primarily relate to the administration of the Plan’s GICs.

Contributions

All Participants are eligible to make pretax deferral contributions (Pretax Contributions), subject to certain limitations, equal to a whole percentage from 1 percent to 100 percent of their eligible earnings. Participants who have attained age 50 before the end of the applicable year may be eligible to make additional Pretax Contributions up to the annual catch-up limit, which may be eligible for a matching contribution from the Corporation (Company Matching Contribution). After-tax contributions are not permitted. The Company Matching Contribution is equal to 100 percent of the Participant’s Pretax Contributions that do not exceed 3 percent of the Participant’s eligible earnings and an additional 50 percent of the Pretax Contributions that do not exceed the next 2 percent of the Participant’s eligible earnings. Participants are eligible to make Pretax Contributions to the Plan immediately upon hire date, and those Pretax Contributions are eligible for the Company Matching Contribution. All contributions are invested in one or more of the investment vehicles available within the Plan as directed by Participants. Participants are always fully vested in their total account balances.

A profit sharing contribution, as defined by the Plan document, for eligible employees may be made by the Corporation (Company Profit Sharing Contribution). Eligible employees generally are those Participants employed in a salaried job classification, have a year of service (1,000 hours of service) and are employed on the last day of the Plan year. However, if Participants retired, died or became disabled during the year, those Participants are still eligible to receive this contribution. A profit sharing contribution of $17,826,000 was made for 2004 and paid in 2005.

Phelps Dodge Employee Savings Plan
Notes to Financial Statements

1.	Description of Plan (Continued)

Investments

Participants may direct the investment of their account balances in a variety of investment vehicles comprised of common stocks, mutual funds, common/collective funds and GICs. The Plan is intended to comply with Section 404(c) of ERISA.

Distributions

Participants’ interests in the Plan become distributable upon severance from employment with the Corporation, upon attaining age 59 1/2 or to their beneficiaries in the event of their death. The distribution may be made in a single lump sum or a series of substantially equal annual, quarterly or monthly cash installments beginning no earlier than age 55 and continuing over a period not to exceed 10 years, at the election of the Participant or beneficiary. Cash distributions are based upon the underlying closing price for all investments, except for the common stocks mentioned below. Distributions of investments in Phelps Dodge Common Stock, Occidental Petroleum Stock or BP Amoco Stock are based upon the actual price at which the stock is liquidated in the market three days prior to distribution. Distributions of investments in Phelps Dodge Common Stock, Occidental Petroleum Common Stock and BP Amoco Common Stock may also be made in shares.

After-tax contributions were permitted in certain plans that transferred assets into the Plan in prior years. Participants may withdraw such after-tax contributions and earnings thereon at any time. The Plan also provides, with certain limitations, for hardship withdrawals of Pretax Contributions, Company Pre-Safe Harbor Matching Contributions and Company Profit Sharing Contributions; however, earnings on any of these contributions are ineligible for hardship withdrawal. Hardship withdrawals are not granted unless other financial resources are not reasonably available, including after-tax savings or a loan from the Plan. All withdrawals and distributions are made in accordance with rules outlined in the Plan document.

Loans

Participants may borrow from their account balances as provided in the Plan. Loans are repayable over a maximum of 5 years with the exception of loans for the purchase of a primary residence that may extend to 15 years. The maximum loan amount is equal to $50,000 minus the Participant’s highest outstanding loan balance during the past 12 months, limited to 50 percent of the Participant’s vested account balance. Loans bear interest at the prime rate as quoted by the Plan’s Trustee plus 2 percent. The prime rate at December 31, 2004, was 5.25 percent.

Loans are repaid by payroll deductions and interest is credited to the Participant’s accounts. Loans are generally secured by the Participant’s account balance.

Plan Termination

The Plan may be amended or terminated at any time by the Corporation. No such action may cause any portion of the Plan assets to revert to the Corporation or to be used or diverted for any purpose other than for the exclusive benefit of Participants or their beneficiaries.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

Phelps Dodge Employee Savings Plan
Notes to Financial Statements

2.	Summary of Significant Accounting Policies (Continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Plan investments, other than GICs, are presented at fair value. The fair values of common stock, mutual funds and common/collective fund shares are based upon the closing market price on the valuation date. GICs are recorded at contract value and are based upon the respective face values plus accrued interest on the valuation date. Participant loans are valued at cost, which approximates fair value.

Security transactions are recorded on a trade-date basis. Expenses paid by the Plan in connection with such transactions include brokerage commissions and taxes that are included in the cost of securities purchased and deducted from the proceeds of securities sold. Net appreciation (depreciation) in the fair value of the Plan’s investments consists of the realized gains (losses) and the unrealized appreciation (depreciation) on those investments. Dividend income is recognized on the ex-dividend date. Interest income is recognized as earned. Employer and Participant contributions are recognized on the accrual basis.

Risks and Uncertainties

Investments held by the Plan are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of such investments, it is at least reasonably possible that changes in risks in the near term would materially affect Participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

Payment of Benefits

Benefits are recorded when paid.

3.	The Master Trust

The Master Trust refers to the Master Trust agreement with JPMorgan Chase Bank, which was effective on October 1, 2004. The Plan’s interest in the Master Trust represents the Plan’s investments in U.S. government securities, common/collective funds, mutual funds and GICs.

The Master Trust holds investments for the Plan as well as an hourly bargained employee savings plan for one of the Corporation’s subsidiaries. At December 31, 2004, the Plan’s interest in the net assets of the Master Trust was 98.137 percent. The records for each of the plans are maintained by the Trustee based on the individual plan participant’s investment balances. Investment income (loss) is allocated to each Participant’s account on a daily basis through a valuation performed by the Recordkeeper. Administrative expenses relating to the Master Trust are allocated to the individual funds based upon each participant’s pro rata share.

Phelps Dodge Employee Savings Plan
Notes to Financial Statements

3.	The Master Trust (Continued)

The net assets available for benefits of the Master Trust at December 31, 2004, were as follows (in thousands):

Mutual funds	$256,189
Common/collective funds	227,048
U.S. government securities	288

Net assets available for benefits	$483,525

Net appreciation, and dividends and interest income of the Master Trust for the year ended December 31, 2004, were as follows (in thousands):

Investment income:
Net appreciation in fair value of investments:
Mutual funds	$21,493
Common/collective funds	6,877
Dividends and interest	5,331

Net investment income	$33,701

Certain of the Master Trust’s investments include GICs that are carried at contract value. The GICs are credited with earnings on the underlying investments and charged for Participant withdrawals and administration expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The contract value of the GICs within the respective funds as of December 31 was as follows:

	2004	2003*
	(in thousands)
JPMorgan Interest Income Fund	$93,151	84,333
Moderate Investment Portfolio Fund	29,434	23,862
Aggressive Investment Portfolio Fund	10,916	8,771
Conservative Investment Portfolio Fund	10,350	8,500

	$143,851	125,466

*	GICs were held by the PD Plan Trust at December 31, 2003, and transferred to the Master Trust effective October 1, 2004

Phelps Dodge Employee Savings Plan
Notes to Financial Statements

3.	The Master Trust (Continued)

A reconciliation of the fair market value of investments in these contracts and the related contract value as reflected in the accompanying Statement of Net Assets Available for Benefits was as follows:

	December 31,
	2004	2003*
	(in thousands)
Fair market value of investments	$146,800	129,161
Synthetic wrapper value	(2,949)	(3,695)

Carrying value (contract value)	$143,851	125,466

*	GICs were held by the PD Plan Trust at December 31, 2003, and transferred to the Master Trust effective October 1, 2004

There were no reserves against contract value for credit risk of the contract issuers or otherwise at December 31, 2004 or 2003. During 2003 and the first nine months of 2004, the GICs were held by the PD Plan Trust, which were transferred to the Master Trust effective October 1, 2004. The average yield was approximately 5.35 percent and 5.46 percent for 2004 and 2003, respectively. The crediting interest rates as of December 31, 2004 and 2003, were 5.43 percent and 5.63 percent, respectively. The crediting interest rates are based on a formula agreed upon by the issuers. Such interest rates are reviewed on a quarterly basis for resetting.

4.	Investments

The following table presents investments that represent five percent or more of the Plan’s net assets at December 31:

	2004			2003
	(in thousands)
JPMorgan Interest Income Fund	$95,689	*		86,281
Phelps Dodge Common Stock Fund	$84,744			88,290
Moderate Investment Portfolio Fund	$71,285	*		61,011
American Century Equity Growth Fund	$68,915	*		61,573
American Century Income and Growth Fund	$57,781	*		50,685
Aggressive Investment Portfolio Fund	$53,078	*		45,173
JPMorgan Enhanced Index Fund	$43,574	*		36,325
T. Rowe Price Small Cap Stock Fund	$40,644	*		30,008
Schwab Personal Choice Retirement Fund	$30,594	*	*	27,651

*	Investment is held by the Master Trust at December 31, 2004

**	Amount is less than five percent of the Plan’s net assets

Phelps Dodge Employee Savings Plan
Notes to Financial Statements

5.	Related Party Transactions

The Trustee invests in the Corporation’s common stock in accordance with the provisions of the Plan. The following is a summary of transactions in the Corporation’s common stock during 2004 (in thousands):

Cost of shares purchased	$25,211
Number of shares purchased	319

Proceeds from shares sold	$51,286
Number of shares sold	603

Value of shares distributed	$958
Number of shares distributed	18

Dividend income received	$505

Certain Plan investments are shares of mutual funds and common/collective trusts managed by American Century Investments and JPMorgan Asset Management while an affiliated company, JPMorgan Retirement Plan Services LLC, is the Recordkeeper as defined by the Plan. Therefore, these transactions qualify as party-in-interest.

6.	Tax Status

The Plan received a determination letter from the Internal Revenue Service (IRS) dated October 16, 2002, which states that the Plan met the requirements of Section 401(a) of the Internal Revenue Code and that the earnings of a trust are exempt from taxation under Section 501(a) of the Code. The Plan has been amended since receiving the determination letter; however, the Committee believes that the Plan, as amended and as operated, continues to satisfy IRS requirements for tax exemption.

Phelps Dodge Employee Savings Plan	Supplemental Information

Schedule of Assets (Held at End of Year)	Schedule I

December 31, 2004

		(c) Description of
		investment including
		maturity date, rate of
		interest, collateral, par		(d)
		or maturity value, or		Cost	(e)
(a)	(b) Identity of issue, borrower, lessor or similar party	number of shares		**	Current value
	CASH AND SHORT-TERM INVESTMENTS:
	CASH	—			$232,537
	EUROBANK N.A. 5.75% CD	15,000			14,521
	FORD MOTOR CREDIT CO NOTES 4.70% DUE 5/22/06	10,000			10,073
	GENERAL MOTORS ACCEPTANCE CORPORATION SMARTNOTES 5.0% DUE 7/15/08	10,000			9,913
	SCHWAB MONEY MARKET FUND	187,463			187,463
	SCHWAB U.S. TREASURY MONEY FUND	3,142,929			3,142,929
*	JPMORGAN CHASE MONEY MARKET FUND	92			92
	FEDERATED S-T U.S. GOVERNMENT SECURITIES	3			3

	TOTAL CASH AND SHORT-TERM INVESTMENTS				3,597,531

	COMMON STOCKS:
	3COM CORP	3,254	shares		13,569
	3M COMPANY	224	shares		18,384
	3WVENTURES.COM INC	375	shares		—
	4 KIDS ENTERTAINMENT INC	500	shares		10,510
	8X8 INC NEW	2,014	shares		8,197
	ABC BANCORP	500	shares		10,455
	ADC TELECOMMUNICATION	3,025	shares		8,107
	AM COMMUNICATIONS INC	2,000	shares		1
	AMF BOWLING INC	800	shares		2
	AMR CORPORATION	100	shares		1,095
	AMX CORPORATION	100	shares		1,647
	AO TATNEFT SPON ADR	500	shares		14,495
	AT&T CORP	519	shares		9,883
	AU OPTRONICS CORP ADR	2,778	shares		39,781
	AASTROM BIOSCIENCES INC	200	shares		284
	ABERDEEN ASIA-PACIFIC PRIME INCOME FUND INC	2,820	shares		18,274
	ABERDENE MINES LTD	740	shares		281
	ABRAXAS PETROLEUM CORP NEVADA	1,000	shares		2,320
	ACE COMM CORPORATION	100	shares		240
	ADOBE SYSTEMS INC	251	shares		15,756
	ADVANCED MICRO DEVICES	544	shares		11,979
	ADVANCED VIRAL RESEARCH	6,150	shares		873
	ADVANCED OPTICS ELECTRONICS INC	250,000	shares		600
	AEROFLEX INC	1,000	shares		12,120
	AEROPOSTALE INC	735	shares		21,631
	AFFILIATED COMPUTER SERVICES INC CLASS A	178	shares		10,714
	AGERE SYSTEMS INC CLASS A	341	shares		467
	AGERE SYSTEMS INC CLASS B	4,716	shares		6,367
	ALCOA INC	1,133	shares		35,597
	ALLIANCE RESOURCES PARTNERS LP	190	shares		14,060

Phelps Dodge Employee Savings Plan Schedule of Assets (Held at End of Year) December 31, 2004	Supplemental Information Schedule I

		(c) Description of
		investment including
		maturity date, rate of
		interest, collateral,		(d)	(e)
		par or maturity value,		Cost	Current
(a)	(b) Identity of issue, borrower, lessor or similar party	or number of shares		**	value
	ALLIXON CORPORATION	20	shares		—
	ALTERNATE ENERGY CORP	150	shares		56
	ALTRIA GROUP INC	24	shares		1,471
	ALVARION LTD	1,000	shares		13,260
	AMAZON.COM INC	505	shares		22,366
	AMERICA WEST HOLDINGS CORPORATION CLASS B	4,800	shares		31,584
	AMERICAN EXPRESS COMPANY	100	shares		5,637
	AMERICAN INTERNATIONAL GROUP INC	100	shares		6,587
	AMERICAN MULTIPLEXER CORPORATION	3,000	shares		150
	AMERICAN SOFTWARE INC CLASS A	900	shares		5,427
	AMERICAN AIRCARRIERS SUPPORT INCORPORATED	320	shares		—
	AMERICAN EAGLE OUTFITTERS INC	102	shares		4,804
	AMERICAN FIRE RETARDANT CORP	13,999,986	shares		1,400
	AMERICAN POWER CONVERSION CORP	100	shares		2,140
	AMERICAN SUPERCONDUCTOR CORPORATION	300	shares		4,467
	AMERN TOWER CORP CLASS A	1,140	shares		20,976
	AMGEN INCORPORATED	400	shares		25,660
	AMIGULA INC	11,000	shares		4,400
	ANADIGICS INC	100	shares		375
	ANALYTICAL SURVEYS	500	shares		1,675
	ANGIODYNAMICS INC	900	shares		19,935
	ANGLO AMERICAN PLC ADR	795	shares		18,913
	ANGLO AMERICAN PLATINUM ADR	50	shares		1,837
	ANHEUSER BUSCH COMPANY INC	406	shares		20,585
	ANNALY MORTGAGE MANAGEMENT INC	150	shares		2,943
	ANTIGENICS INC DE	500	shares		5,060
	APPLEBEE’S INTERNATIONAL, INC	33	shares		878
	APPLERA CELERA GENOMICS	100	shares		1,375
	APPLIED MATERIALS INC	200	shares		3,420
	APPLIED MICRO CIRCUITS	10,000	shares		42,100
	ARADIGM CORP	270	shares		467
	ARIBA INC	931	shares		15,455
	ARTEC INC	100	shares		20
	ASPECT COMMUNICATIONS	100	shares		1,114
	ASTRALIS LTD	3,000	shares		2,190
	ATHEROS COMMUNICATIONS	240	shares		2,460
	ATMEL CORP	600	shares		2,352
	AUDIBLE INC	300	shares		7,815
	AUDIOCODES LTD	200	shares		3,322
	AUDIOVOX CORPORATION CLASS A	150	shares		2,367
	AURIZON MINES LTD	400	shares		548
	AUTO CENTRIX INC	2,000	shares		340
	AUTODESK INC	196	shares		7,438
	AUTOIMMUNE INC	1,000	shares		880

Phelps Dodge Employee Savings Plan Schedule of Assets (Held at End of Year) December 31, 2004	Supplemental Information Schedule I

		(c) Description of
		investment including
		maturity date, rate of
		interest, collateral,		(d)	(e)
		par or maturity value,		Cost	Current
(a)	(b) Identity of issue, borrower, lessor or similar party	or number of shares		**	value
	AVAYA INC	41	shares		705
	AVICI SYSTEM INC	7	shares		63
	AVITAR INC	400	shares		64
	AXIA GROUP INC	1	share		—
	BE AEROSPACE INC	252	shares		2,933
	BGR CORPORATION	12,533	shares		75
	BHP BILLITON LIMITED ADR	450	shares		10,809
	BP AMOCO STOCK	22,114	shares		1,291,465
	BP PLC ADR	640	shares		37,376
	BANK OF AMERICA CORPORATION	337	shares		15,842
	BANK OF NEW YORK CORPORATION, INC	103	shares		3,429
	BARRICK GOLD CORPORATION	200	shares		4,844
	BEBE STORES INC	118	shares		3,184
	BELL MICROPRODUCTS INC	1,000	shares		9,620
	BENGUET CORP CLASS B	1,000	shares		50
	BENTHOS INCORPORATED	95	shares		1,622
	BERKSHIRE HATHAWAY CLASS B	10	shares		29,360
	BEST BUY INC	128	shares		7,606
	BEVERLY ENTERPRISES	100	shares		915
	BICO INC	9,000	shares		9
	BINDVIEW DEVELOPMENT CORPORATION	200	shares		858
	BIO ONE CORPORATION	10,000	shares		520
	BIO REFERENCE LABS	670	shares		11,658
	BIO SOLUTIONS MANUFACTURING	80	shares		146
	BIOSITE INC	49	shares		3,015
	BLOCKBUSTER INC CLASS A	1,670	shares		15,932
	BLUEGREEN CORPORATION	154	shares		3,054
	BLUETORCH INC	773,350	shares		4,021
	BOEING CO	243	shares		12,595
	BOMBARDIER INC CV CLASS B	200	shares		397
	BONE CARE INTERNATIONAL	104	shares		2,896
	BOOKS A MILLION	12	shares		116
	BOSTON PROPERTIES INC	105	shares		6,793
	BOSTON SCIENTIFIC CORPORATION	300	shares		10,665
	BOTTOMLINE HOME LOAN INC	50	shares		—
	BOYD GAMING CORPORATION	181	shares		7,539
	BRASCAN CORPORATION	100	shares		3,601
	BRIGHAM EXPLORATION COMPANY	200	shares		1,800
	BRISTOL-MYERS SQUIBB CO	663	shares		16,988
	BROADVISION INC	13	shares		36
	BROCADE COMMUNICATIONS SYSTEMS INC	200	shares		1,528
	BUILDING MATERIALS HOLDING CORP	85	shares		3,255
	CMGI INC	2,080	shares		5,304
	CMKM DIAMONDS INC	28,310,497	shares		5,662

Phelps Dodge Employee Savings Plan Schedule of Assets (Held at End of Year) December 31, 2004	Supplemental Information Schedule I

		(c) Description of
		investment including
		maturity date, rate of
		interest, collateral,		(d)	(e)
		par or maturity value,		Cost	Current
(a)	(b) Identity of issue, borrower, lessor or similar party	or number of shares		**	value
	CT COMMUNICATIONS INC	101	shares		1,237
	CALIPER LIFE SCIENCES	30	shares		226
	CALPINE CORPORATION	7,900	shares		31,126
	CAMBIOR INC	3,000	shares		8,010
	CAMECO CORPORATION	345	shares		36,177
	CANADIAN NATIONAL RAILWAY CO	200	shares		12,250
	CANADIAN OIL SANDS	50	shares		2,821
	CANDELA CORPORATION	1,000	shares		11,360
	CAPITAL HILL GOLD INC	10,000	shares		1,400
	CARDIAC SCIENCE INC	1,110	shares		2,375
	CAREDECISION CORP	756,000	shares		14,364
	CARRIER ACCESS CORP	500	shares		5,340
	CASAVANT INTERNATIONAL MINING CORP	622,348	shares		—
	CASCADE MOUNTAIN MINING CO INC	47,716	shares		124
	CATERPILLAR INC	167	shares		16,291
	CDEX INC CLASS A	44	shares		51
	CELL THERAPEUTICS INC	500	shares		4,070
	CENDANT CORP	50	shares		1,169
	CENTRAL EUROPEAN MEDIA ENTERPRISES LTD	75	shares		2,919
	CENTRAL WIRELESS INC	5,000	shares		6
	CERADYNE INC DEL	235	shares		13,444
	CHARLES & COLVARD LTD	332	shares		3,532
	CHARTER COMMUNICATIONS	1,120	shares		2,509
	CHECK POINT SOFTWARE TECHNOLOGIES	175	shares		4,310
	CHECKFREE CORP	40	shares		1,523
	CHEVRONTEXACO CORP	2,311	shares		121,363
	CHICOS FASH INC	10	shares		455
	CHINA DIRECT TRADING CORPORATION	17,000	shares		765
	CHINA UNICOM LTD ADR	150	shares		1,178
	CHINA WIRELESS COMMUNICATIONS INC	200	shares		16
	CHIPMOS TECH BERMUDA	3,000	shares		19,110
	CIENA CORP	195	shares		651
	CISCO SYSTEMS INC	17,853	shares		344,920
	CITIGROUP INC	1,776	shares		85,545
	CITRIX SYSTEMS INC	800	shares		19,568
	CITY CAPITAL CORP	20	shares		18
	CLAREMONT TECHNOLOGIES	625	shares		175
	CLARENT CORPORATION	500	shares		28
	COCA COLA COMPANY	11	shares		449
	COEUR D’ ALENE MINES CORP	775	shares		3,046
	COHERENT INC	50	shares		1,522
	COHUHINC	135	shares		2,506
	COLDWATER CREEK INC	472	shares		14,571
	COLGATE-PALMOLIVE CO	25	shares		1,279

Phelps Dodge Employee Savings Plan Schedule of Assets (Held at End of Year) December 31, 2004	Supplemental Information Schedule I

		(c) Description of
		investment including
		maturity date, rate of
		interest, collateral,		(d)	(e)
		par or maturity value,		Cost	Current
(a)	(b) Identity of issue, borrower, lessor or similar party	or number of shares		**	value
	COMCAST CORPORATION CLASS A	765	shares		25,459
	COMPANIA DE MINAS	500	shares		11,450
	CONEXANT SYSTEMS INC	713	shares		1,419
	CONOCOPHILLIPS	54	shares		4,650
	CONSTELLATION 3D INC	200	shares		—
	CONSUMER DIRECT OF AMERICA	30	shares		18
	CORNING INC	769	shares		9,051
	COSTCO WHOLESALE CORP	352	shares		17,063
	COUNTRYWIDE FINANCIAL CORPORATION	202	shares		7,458
	CRUC ELL NV	190	shares		2,616
	CRYOLIFE INC	285	shares		2,015
	CRYPTOLOGIC INC	117	shares		2,919
	CRYSTALLEX INTL CORP	100	shares		359
	CYBEROPTICS CORP	200	shares		2,974
	CYBERTEL CAPITAL CORPORATION	56	shares		—
	CYGNUS INC	10,000	shares		1,202
	CYTOGENIX INC	2,000	shares		1,600
	DHB INDUSTRIES INC	500	shares		9,520
	DR HORTON CO	1	share		10
	DRS TECHNOLOGIES INC	170	shares		7,261
	DANA CORPORATION	3,000	shares		51,990
	DAVITA INC	174	shares		6,878
	DECORIZE INC	400	shares		328
	DEERE & COMPANY	70	shares		5,208
	DELL INC	350	shares		14,749
	DELTA AIR LINES INC	250	shares		1,870
	DENDREON CORP	350	shares		3,773
	DESWELL INDUSTRIES INC	75	shares		1,854
	DETOUR MEDIA GROUP INC	1,000	shares		—
	DIALYSIS CORP OF AMERICA	25	shares		611
	DIAMONDS TRUST SERIES I	100	shares		10,751
	DICKS SPORTING GOODS INC	314	shares		11,037
	DICUT INC	5,000	shares		55
	DIGENE CORP	3,223	shares		84,281
	DIGITAL LIGHTWAVE INC	20	shares		26
	DIGITAL RIVER INC	100	shares		4,161
	DIOMED HOLDINGS INC	1,000	shares		4,320
	DIPPY FOODS INC	2,000	shares		—
	DIVINE INC CLASS A	20,328	shares		14
	DONALDSON COMPANY INC	40	shares		1,303
	DOW CHEMICAL COMPANY	308	shares		15,268
	DRKOOP.COM INC	200	shares		—
	DU PONT E.I. DE NEMOURS & COMPANY	43	shares		2,128
	DUKE ENERGY CORPORATION	168	shares		4,255

Phelps Dodge Employee Savings Plan Schedule of Assets (Held at End of Year) December 31, 2004	Supplemental Information Schedule I

		(c) Description of
		investment including
		maturity date, rate of
		interest, collateral,		(d)	(e)
		par or maturity value,		Cost	Current
(a)	(b) Identity of issue, borrower, lessor or similar party	or number of shares		**	value
	DYNASIL CORPORATION AMERICA	2,000	shares		1,000
	DYNEGY INC CLASS A	1,992	shares		9,201
	EMC CORP MASS	2,903	shares		43,168
	E.SPIRE COMMUNS INC	19,500	shares		4
	EARTHSHELL CORP	8,000	shares		20,000
	EASTMAN CHEMICAL CO	316	shares		18,259
	EBAY INC	155	shares		18,033
	EL PASO CORPORATION	100	shares		1,040
	ELAN CORP PLC 05 WTS	155,000	shares		120,900
	ELECTRIC CITY CORP	1,000	shares		1,240
	ELECTRONIC DATA SYSTEM CORP	207	shares		4,782
	EMAGIN CORP	5,000	shares		5,950
	EMBRAER-EMPRESA BRASILEIRA DE AERONAUTICA	500	shares		16,720
	EMPIRE ENERGY CLASS B VOTING	500	shares		—
	EMPIRE EXCHANGECO SERVICE A	500	shares		—
	EMULEX CORPORATION	50	shares		842
	ENDEVCO INC	500	shares		18
	ENDOVASC LIMITED INC	16,500	shares		1,237
	ENDOVASC LIMITED (RESTRICTED) INC	2,125	shares		55
	ENERGY TRANSFER PARTNERS	200	shares		11,840
	ENERPLUS RESOURCES FUND	63	shares		2,288
	ENNIS INC	150	shares		2,888
	ENRON CORP	5,470	shares		191
	ENTERRA ENERGY TRUST	200	shares		3,782
	ENVIRO-ENERGY CORPORATION	55,800	shares		6
	ENVIRONMENTAL TECHNOLOGIES INTERNATIONAL INC	5,000	shares		230
	ERESEARCHTECHNOLOGY INC	600	shares		9,510
	ERICSSON TELEFON ADR	55	shares		1,732
	E-TRADE FINANCIAL CORPORATION	400	shares		5,980
	EUROTECH LTD	1,500	shares		29
	EVOLVE ONE INC	624	shares		300
	EVOLVING SYSTEMS INC	4,987	shares		22,392
	EXXON MOBIL CORPORATION	2,037	shares		104,423
	EZENIA INC	283,000	shares		291,490
	FANNIE MAE	30	shares		2,136
	FEDERAL-MOGUL CORPORATION	100	shares		36
	FEDEX CORPORATION	40	shares		3,940
	Fl NOVA GROUP INC	7	shares		1
	FIRST FINANCIAL BANCORP	200	shares		3,500
	FIRST HORIZON NATIONAL CORP	210	shares		9,058
	FLEXTRONICS INTERNATIONAL LTD	250	shares		3,455
	FLIGHT SAFETY TECHNOLOGIES INC	1,368	shares		1,765
	FONIX CORPORATION NEW	50	shares		10
	FORD MOTOR COMPANY	1,665	shares		24,381

Phelps Dodge Employee Savings Plan Schedule of Assets (Held at End of Year) December 31, 2004	Supplemental Information Schedule I

		(c) Description of
		investment including
		maturity date, rate of
		interest, collateral,		(d)	(e)
		par or maturity value,		Cost	Current
(a)	(b) Identity of issue, borrower, lessor or similar party	or number of shares		**	value
	FOREST LABORATORIES INC	204	shares		9,151
	FORTUNE BRANDS INC	119	shares		9,221
	FREEPORT-MCMORAN COPPER & GOLD CLASS B	380	shares		14,527
	FREESCALE SEMICONDUCTOR CLASS B	239	shares		4,388
	FRIEDMAN, BILLINGS, RAMSEY GROUP INC	161	shares		3,128
	FRONTLINE LTD	56	shares		2,484
	FUTUREMEDIA	400	shares		340
	GSI COMMERCE INC	94	shares		1,671
	GYK VENTURES INC	200	shares		7
	GABELLI EQUITY TRUST INC	1,468	shares		13,237
	GALLAGHER ARTHUR J & CO	135	shares		4,388
	GAP INC	154	shares		3,249
	GASCO ENERGY INC	500	shares		2,130
	GEMSTAR-TV GUIDE INTERNATIONAL	375	shares		2,220
	GENERAL CHEM GROUP	200	shares		4
	GENERAL ELECTRIC COMPANY	7,423	shares		270,926
	GENERAL MILLS INC	101	shares		5,040
	GENERAL MOTORS CORP	419	shares		16,771
	GENOMED INC	55,000	shares		3,520
	GENTA INC	700	shares		1,232
	GENUS INC	3,000	shares		5,730
	GENVEC INC	21,700	shares		35,371
	GEOCOM RESOURCES INC	1,500	shares		495
	GERON CORP	1,000	shares		7,970
	GLAMIS GOLD LTD	250	shares		4,290
	GLOBAL ESCIENCE CORPORATION	260	shares		—
	GLOBALSTAR TELECOMMUNICATIONS LTD	989	shares		5
	GOAMERICA INC	2	shares		20
	GOLDCORP INC	4,000	shares		60,160
	GOLDEN PATRIOT CORP	1,000	shares		100
	GOLDEN STAR RESOURCES LTD	2,000	shares		8,020
	GOLDMAN SACHS GROUP INC	104	shares		10,821
	GOODYEAR TIRE & RUBBER	500	shares		7,330
	GREAT WEST GOLD INC	840	shares		2
	GUIDANT CORP	506	shares		36,452
	H&R BLOCK INCORPORATED	100	shares		4,900
	HALLIBURTON COMPANY	602	shares		23,618
	HARKEN ENERGY CORP	1,500	shares		780
	HARLEY DAVIDSON INC	536	shares		32,550
	HARRAHS ENTERTAINMENT INC	166	shares		11,100
	HARVEST NATURAL RESOURCES INC	500	shares		8,635
	HEALTHCARE SERVICE GROUP INC	145	shares		3,022
	HEALTH CARE PROPERTY INVESTORS INC	213	shares		5,895
	HEARUSA INC	2,000	shares		3,300

Phelps Dodge Employee Savings Plan Schedule of Assets (Held at End of Year) December 31, 2004	Supplemental Information Schedule I

		(c) Description of
		investment including
		maturity date, rate of
		interest, collateral,		(d)	(e)
		par or maturity value,		Cost	Current
(a)	(b) Identity of issue, borrower, lessor or similar party	or number of shares		**	value
	HECLA MINING COMPANY	1,775	shares		10,348
	HEE CORP	4,200	shares		36
	HEE CORP PREFERRED	4,200	shares		25
	HEILIG-MEYERS COMPANY	100	shares		—
	HEWLETT-PACKARD COMPANY	3,308	shares		69,370
	HOLLY CORPORATION	100	shares		2,787
	HOME DEPOT INC	746	shares		31,869
	HOMELAND INTEGRATED SECURITY SYSTEMS INC	37,735	shares		415
	HOMELAND SECURITY TECHNOLOGY CORPORATION	1,500	shares		7
	HONDA MOTOR CO LTD ADR	150	shares		3,909
	HOUSE2HOME INC	1,000	shares		—
	HUANENG POWER INTERNATIONAL ADR	600	shares		18,012
	HUB GROUP INC CLASS A	68	shares		3,551
	I2 TECHNOLOGIES INC	92	shares		63
	IBIZ TECH CORP	114,000	shares		467
	ICU MEDICAL INC	100	shares		2,734
	IASIAWORKS INC	35,000	shares		105
	IBEAM BROADCASTING	150	shares		—
	ICORIA INC	2,000	shares		1,300
	IGO CORPORATION	265	shares		—
	IJOIN SYSTEMS INC	10,000	shares		10
	IMAX CORPORATION	1,000	shares		8,249
	IMCLONE SYSTEMS INC	40	shares		1,843
	IMMUCOR INC	300	shares		7,053
	IMMUNOGEN INC	4,900	shares		43,316
	IN-SYSTCOM INC	7,500	shares		1,725
	INCO LIMITED	1,050	shares		38,619
	INFONET SERVICES CORPORATON CLASS B	152	shares		307
	INFONOW CORPORATION	17,311	shares		19,908
	INNOVATION HOLDINGS	1	share		—
	INSMED INC	1,500	shares		3,299
	INTEGRATED DEVICE TECHNOLOGY INC	200	shares		2,312
	INTEL CORPORATION	8,990	shares		210,277
	INTERAGE LTD	140,000	shares		490
	INTERCOMMERCE CORP	100	shares		6
	INTERDIGITAL COMMUNICATIONS CORP	100	shares		2,210
	INTERNAP NETWORK SERVICES CORP	9,550	shares		8,882
	INTERPHARM HOLDINGS INC	1,000	shares		2,450
	INTERNATIONAL BUSINESS MACHINES	171	shares		16,834
	INTERNATIONAL FIBERCOM INC	2,000	shares		—
	INTERNATIONAL GAME TECHNOLOGY INC	1,096	shares		37,682
	INTERNATIONAL RECTIFIER CORP	350	shares		15,599
	INTUIT ING	50	shares		2,201
	INTUITIVE SURGICAL INC	81	shares		3,242

Phelps Dodge Employee Savings Plan	Supplemental Information
Schedule of Assets (Held at End of Year)	Schedule I
December 31, 2004

		(c) Description of
		investment including
		maturity date, rate of
		interest, collateral,		(d)	(e)
		par or maturity value,		Cost	Current
(a)	(b) Identity of issue, borrower, lessor or similar party	or number of shares		**	value
	ISLAND CRITICAL CARE CORP	19,500	shares		117
	ISONICS CORP	100	shares		549
	ITRONICS INC	1,000	shares		55
	IVANHOE ENERGY INC	642	shares		1,618
	JAWZ INC	150	shares		1
	JDS UNIPHASE CORPORATION	6,086	shares		19,293
	JETBLUE AIRWAYS CORP	700	shares		16,254
	JOHNSON & JOHNSON	222	shares		14,062
*	JPMORGAN CHASE & COMPANY	1,039	shares		40,519
	JUINA MINING CORP	2,981	shares		—
	JUNIPER NETWORKS INC	200	shares		5,438
	KCS ENERGY INC	30	shares		443
	KANEB PIPE LINE PARTNERS LP	707	shares		43,020
	KINDER MORGAN ENERGY LP	616	shares		27,329
	KINROSS GOLD CORPORATION	3,400	shares		23,936
	KIRSHNER INTERNATIONAL INC	840	shares		176
	KNIGHT TRADING GROUP	30	shares		329
	KNIGHTSBRIDGE TANKERS LTD	136	shares		4,546
	KRISPY KREME DOUGHNUT CORPORATION	285	shares		3,591
	KRONOS WORLDWIDE INC	151	shares		6,153
	LCC INTERNATIONAL INC CLASS A	1 ,000	shares		5,830
	LSI LOGIC CORPORATION	60	shares		329
	LAKELAND FINANCIAL CORP	450	shares		17,865
	LAM PHARMACEUTICAL CORP	478	shares		62
	LEVEL 3 COMMUNICATIONS	8,400	shares		28,476
	LEVITT CORPORATION	200	shares		6,114
	LEXAR MEDIA INC	1,900	shares		14,896
	LIBERTY MEDIA INTERNATIONAL INC CLASS A	1	share		46
	LIBERTY MEDIA CORP	28	shares		307
	LIFECELL CORP	1,200	shares		12,264
	LIFESTREAM TECHNOLOGIES INC	3,000	shares		96
	LIMITED BRANDS INC	100	shares		2,302
	LIONS GATE ENTERTAINMENT CORP	321	shares		3,409
	LIZ CLAIBORNE INC	100	shares		4,221
	LOWES COMPANIES INC	1,022	shares		58,864
	LUCENT TECHNOLOGIES INC	66,449	shares		249,847
	MBIA INC	150	shares		9,492
	MIV THERAPEUTICS INC	2,500	shares		562
	MRV COMMUNICATIONS INC	2,500	shares		9,175
	MACROMEDIA INC	206	shares		6,411
	MAGELLAN MIDSTREAM PARTNERS LP	400	shares		23,468
	MAMMA.COM INC	200	shares		1,244
	MANPOWER INC	20	shares		966
	MARATHON OIL CORP	25	shares		954

Phelps Dodge Employee Savings Plan	Supplemental Information
Schedule of Assets (Held at End of Year)	Schedule I
December 31, 2004

		(c) Description of
		investment including
		maturity date, rate of
		interest, collateral,		(d)	(e)
		par or maturity value,		Cost	Current
(a)	(b) Identity of issue, borrower, lessor or similar party	or number of shares		**	value
	MARCHFIRST INC	400	shares		—
	MARTHA STEWART LIVING OMNIMEDIA INC	108	shares		3,134
	MARVEL ENTERPRISES INC	700	shares		14,336
	MARVELL TECHNOLOGY GROUP LTD	400	shares		14,188
	MASSEY ENERGY COMPANY	49	shares		1,709
	MATRITECH INC	2,000	shares		2,120
	MAXTOR CORP	900	shares		4,770
	MAXWORLDWIDE INC	1,000	shares		435
	MAYTAG CORPORATION	300	shares		6,330
	MCDONALDS CORP	840	shares		26,930
	MCDATA CORPORATION CLASS A	11	shares		66
	MEDCATH CORPORATION	135	shares		3,326
	MEDCO HEALTH SOLUTIONS INC	36	shares		1,498
	MEDCOM USA INC	400	shares		704
	MEDIAX CORPORATION	5,000	shares		1
	MEDIFAST INC	1,500	shares		5,280
	MEDQUIST INC	35	shares		518
	MEDTRONIC INC	1,121	shares		55,657
	MERCK & CO INC	3,186	shares		102,398
	MERIDIAN RESOURCE CORP	100	shares		605
	MERRILL LYNCH & CO INC	101	shares		6,012
	MICROSOFT CORPORATION	9,082	shares		242,683
	MIDAS ENTERTAINMENT INC	60	shares		—
	MILITARY RESALE GROUP	2,000	shares		50
	MILLENNIUM PHARMACEUTICALS INC	200	shares		2,428
	MILLS CORPORATION	200	shares		12,752
	MINDSPEED TECHNOLOGY INC	16	shares		44
	MIRACLE ENTERTAINMENT	222	shares		—
	MOONEY AEROSPACE GROUP LTD A	10,000	shares		11
	MOTOROLA INCORPORATED	2,832	shares		48,706
	MOVADO GROUP INC	110	shares		2,052
	MULTIMEDIA GAMES INC	600	shares		9,456
	MYLAN LABORATORIES INC	327	shares		5,788
	MYRIAD GENETICS INC	100	shares		2,251
	MYTURN.COM INC	24,000	shares		2
	NANOBAC PHARMACEUTICALS INC	72,188	shares		10,467
	NAPSTER INC	450	shares		4,212
	NASDAQ 100 SHARES	2,428	shares		96,916
	NATURAL GAS SERVICE GROUP INC	200	shares		1,886
	NATURAL RESOURCE PARTNERS LP	100	shares		5,765
	NAVARRE CORP	230	shares		4,048
	NAVISITE INC	133	shares		350
	NEKTAR THERAPEUTICS	450	shares		9,108
	NEOMEDIA TECH INC	20,000	shares		5,300

Phelps Dodge Employee Savings Plan	Supplemental Information
Schedule of Assets (Held at End of Year)	Schedule I
December 31, 2004

		(c) Description of
		investment including
		maturity date, rate of
		interest, collateral,		(d)	(e)
		par or maturity value,		Cost	Current
(a)	(b) Identity of issue, borrower, lessor or similar party	or number of shares		**	value
	NET2PHONE INC	1,000	shares		3,400
	NETFLIX INC	700	shares		8,631
	NETWORK APPLIANCE INC	300	shares		9,966
	NETWORK INSTALLATION CORPORATION	3,500	shares		6,615
	NEW PLAN EXCEL REALTY TRUST INC	200	shares		5,416
	NEWALLIANCE BANCSHARES INC	280	shares		4,284
	NEWELL RUBBERMAID INC	394	shares		9,531
	NEW MARKET TECHNOLOGY INC	57,000	shares		39,330
	NEW MONT MINING CORP	611	shares		27,139
	NEW PORT CORP	100	shares		1,410
	NEXIA HOLDINGS INC	13,000	shares		—
	NIKU CORPORATION	213	shares		4,290
	NISOURCE INC HOLDING COMPANY	34	shares		773
	NOKIA CORP SPONSORED ADR	1,227	shares		19,227
	NORANDA INC	500	shares		8,800
	NORD RESOURCES CORP	29,146	shares		10,201
	NORTEL NETWORKS CORPORATION	9,080	shares		31,508
	NORTH STAR DIAMONDS INC	171,294	shares		3,426
	NORTHFIELD LABS INC	350	shares		7,893
	NORTHERN DYNASTY MINERALS LTD	480	shares		2,333
	NORTHERN ORION RESOURCES INC	400	shares		1,164
	NORTHGATE MINERALS CORPORATION	2,675	shares		4,547
	NORTHROP GRUMMAN CORPORATION	49	shares		2,663
	NOVAGOLD RESOURCES INC	2,070	shares		16,043
	NOVARTIS AG	102	shares		5,155
	NOVATEL WIRELESS INC	1,000	shares		19,410
	NOW AUTO INC	12	shares		5
	NUCO2 INC	165	shares		3,661
	NUVELO INC	2,350	shares		23,148
	OM GROUP INC	250	shares		8,105
	OMI CORPORATION	3,000	shares		50,550
	OSI SYSTEMS INC	300	shares		6,813
	OAKWOOD HOMES CORPORATION	500	shares		25
	OCCIDENTAL PETE CORPORATION	35	shares		2,043
	OCEAN POWER CORPORATION	3,400	shares		3
	OMNI ENERGY SERVICES	2,500	shares		4,850
	OMNICELL INC	1,100	shares		12,100
	OPENTV CORP CLASS A	62	shares		238
	ORACLE CORPORATION	5,860	shares		80,399
	ORLEANS HOMEBUILDERS INC	200	shares		3,970
	OSCIENT PHARMACEUTICALS	1,700	shares		6,205
	OSTARA CORPORATION INC	94	shares		—
	OVERSEAS SHIPHOLDING GROUP INC	150	shares		8,280
	OWENS & MINOR INC HOLDING CO	119	shares		3,352

Phelps Dodge Employee Savings Plan	Supplemental Information
Schedule of Assets (Held at End of Year)	Schedule I
December 31, 2004

		(c) Description of
		investment including
		maturity date, rate of
		interest, collateral,		(d)	(e)
		par or maturity value,		Cost	Current
(a)	(b) Identity of issue, borrower, lessor or similar party	or number of shares		**	value
	OWENS CORNING	300	shares		1,410
	OXY STOCK	3,783	shares		220,780
	PCCW LIMITED ORD	60	shares		38
	PMC SIERRA INC	100	shares		1,125
	PALMONE INC	101	shares		3,187
	PALMSOURCE INC	30	shares		382
	PAN AMERICAN SILVER CORP	1,300	shares		20,774
	PARALLEL PETE CORP DEL	700	shares		3,773
	PAYSTAR CORPORATION	10,000	shares		42
	PENGROWTH ENERGY TRUST	1,000	shares		20,820
	PENN NATIONAL GAMING INC	56	shares		3,391
	PEPSICO INCORPORATED	480	shares		25,056
	PETRO-CANADA VAR VOTING	17	shares		867
	PETROFUND ENERGY TRUST	1,000	shares		13,040
	PFIZER INCORPORATED	4,394	shares		118,156
	PHARMACEUTICAL PRODUCT DEVELOPMENT INC	266	shares		10,983
	PHARMOS CORP	1,600	shares		2,272
	PHOENIX COMPANIES	104	shares		1,300
	PIPELINE TECHNOLOGIES INC	3,000	shares		1
	PIXELWORKS INC	40	shares		454
	PLACER DOME INC	200	shares		3,772
	PLAYTEX PRODUCTS INC	220	shares		1,758
	PLUG POWER INC	196	shares		1,198
	PLUM CREEK TIMBER CO	75	shares		2,883
	POPULAR INC	97	shares		2,796
	PRESSTEK INC	400	shares		3,872
	PROCTER & GAMBLE COMPANY	1,040	shares		57,283
	PROGINET CORPORATION	625	shares		844
	PROSOFT TRAINING	500	shares		195
	PROVIDENT ENERGY TRUST	1,000	shares		9,480
	PROVIDIAN FINANCIAL CORP	200	shares		3,294
	Ql SYSTEMS INC	100	shares		16
	QLOGIC CORPORATION	100	shares		3,673
	QUALCOMM INCORPORATED	1,877	shares		79,582
	QUANTA SERVICES INC	400	shares		3,200
	QUENTRA NETWORKS INC	700	shares		—
	QUINTUS CORPORATION	400	shares		200
	QUOKKA SPORTS INC	1	share		—
	QWEST COMMUNICATIONS INTERNATIONAL INC	20	shares		89
	RF MICRO DEVICES INC	400	shares		2,736
	RADYNE COMSTREAM INC 05 WTS	23,474	shares		11 ,972
	RAMBUS INC	250	shares		5,750
	RAMTRON INTERNATIONAL CORP	60	shares		240
	RANDGOLD RESOURCES LTD	400	shares		4,568

Phelps Dodge Employee Savings Plan	Supplemental Information
Schedule of Assets (Held at End of Year)	Schedule I
December 31, 2004

		(c) Description of
		investment including
		maturity date, rate of
		interest, collateral,		(d)	(e)
		par or maturity value,		Cost	Current
(a)	(b) Identity of issue, borrower, lessor or similar party	or number of shares		**	value
	RAYONIER INC	166	shares		8,119
	RAYTHEON COMPANY	398	shares		15,437
	REALITY WIRELESS NETWORKS INC	3	shares		—
	RECORDLAB CORPORATION	450	shares		—
	REDHAT INC	190	shares		2,537
	RELIV INTERNATIONAL INC	300	shares		2,681
	RESIN SYSTEMS INC	1,000	shares		685
	RITE AID CORPORATION	15,300	shares		55,998
	SBC COMMUNICATIONS INC	101	shares		2,595
	SCO GROUP INC	87	shares		368
	SPDR TRUST UNIT SERIES 1	92	shares		11,103
	SAFEWAY INC	1,150	shares		22,701
	SAN JUAN BASIN ROYALTY TRUST	57	shares		1,678
	SAN TELMO ENERGY CORP	4,000	shares		2,040
	SANDISK CORPORATION	380	shares		9,489
	SASOL LIMITED	100	shares		2,168
	SCHERING PLOUGH CORP	51	shares		1,061
	SCIAX CORP	9,000	shares		405
	SCIAX DEFENSE USA	667	shares		—
	SCIENT INC	501	shares		—
	SCIENTIFIC ATLANTA INC	227	shares		7,484
	SCOTTS LIQUID GOLD INC	700	shares		420
	SEAGATE TECHNOLOGY	100	shares		1,727
	SEARS ROEBUCK & CO	300	shares		15,309
	SEMOTUS SOLUTIONS INC	1,000	shares		630
	SERAC HOLDINGS INC	257,142	shares		77
	SERENA SOFTWARE INC	50	shares		1,080
	SERVICE CORP INTERNATIONAL	335	shares		2,496
	SHAMAN PHARMACEUTICALS INC	100,001	shares		10
	SHIP FINANCE INTERNATIONAL LTD	7	shares		144
	SIEBEL SYSTEMS INC	4,966	shares		52,093
	SIFY LIMITED	100	shares		595
	SILICON GRAPHICS INC	14,000	shares		24,220
	SILICON IMAGE INC	2,300	shares		37,858
	SILICON LABORATORIES INC	1,000	shares		35,310
	SILICONWARE PRECISION INDUSTRIES CO	7,059	shares		28,942
	SILVER SCREEN STUDIOS INC	10,000	shares		165
	SILVER STANDARD RESOURCES INC	2,000	shares		24,176
	SILVER STAR ENERGY	5,000	shares		6,100
	SILVERADO GOLD MINES LTD	3,000	shares		204
	SIMEX TECHNOLOGIES INC	3,000	shares		60
	SIRIUS SATELLITE RADIO	37,144	shares		283,037
	SISKON GOLD CORPORATION	3,000	shares		27
	SKYWORKS SOLUTIONS INC	17	shares		160

Phelps Dodge Employee Savings Plan	Supplemental Information
Schedule of Assets (Held at End of Year)	Schedule I
December 31, 2004

		(c) Description of
		investment including
		maturity date, rate of
		interest, collateral,		(d)	(e)
		par or maturity value,		Cost	Current
(a)	(b) Identity of issue, borrower, lessor or similar party	or number of shares		**	value
	SOFTNET TECHNOLOGY CORP	375	shares		58
	SOLECTRON CORP	40	shares		213
	SONIC CORP	379	shares		11 ,560
	SOUTHWALL TECHNOLOGIES INC	3,162	shares		5,439
	SOUTHWEST AIRLINES COMPANY	3,167	shares		51 ,555
	SOUTHWEST GAS CORP	252	shares		6,401
	SOUTHWESTERN ENERGY COMPANY	150	shares		7,604
	SOUTHWESTERN MEDICAL SOLUTIONS INC	500	shares		95
	SOUTHWESTERN RESOURCES CORP	810	shares		8,383
	SPECTRUM PHARMACEUTICALS INC	5,000	shares		33,300
	SPIEGEL INC CLASS A NON-VOTING	7,000	shares		245
	SPRINT FON GROUP	925	shares		22,980
	ST. PAUL TRAVELERS COMPANIES INC	4	shares		148
	STAMFORD INTERNATIONAL INC	1,800	shares		7
	STARBUCKS CORPORATION	1,000	shares		62,360
	STARCRAFT CORPORATION	213	shares		2,980
	STEEL TECHNOLOGIES INC	100	shares		2,751
	STILLWATER MINING CORPORATION	285	shares		3,209
	STONE & WEBSTER INCORPORATED	37,500	shares		—
	STORAGENETWORKS INC	220	shares		—
	STRATASYS INC	150	shares		5,034
	STYLING TECHNOLOGY CORPORATION	130	shares		—
	SUN MICROSYSTEMS INC	4,407	shares		23,754
	SUNGARD DATA SYSTEMS INC	136	shares		3,853
	SUPERCONDUCTOR TECHNOLOGIES INC	8,994	shares		12,502
	SUREBEAM CORPORATION	150	shares		1
	SYCAMORE NETWORKS INC	215	shares		873
	SYNERGIE WELLNESS PRODUCTS INC	600,000	shares		3,000
	SYNERGY BRANDS INC	820	shares		2,747
	SYNOPSYS INC	400	shares		7,820
	THC COMMUNICATIONS INC	19,600	shares		2
	THCG INC	60	shares		—
	TVC TELECOM INC	50,000	shares		130
	TARGET CORPORATION	1	share		70
	TARGETED GENETICS CORP	13,000	shares		20,150
	TASER INTERNATIONAL INC	2,480	shares		78,492
	TAYLOR DEVICES INC	225	shares		1,546
	TECHNOLOGY RESEARCH CORP	1,000	shares		6,930
	TECHNOLOGY SELECT SECTOR SHARES	200	shares		4,222
	TEGAL CORP	3,500	shares		5,705
	TELEGLOBE INTERNATIONAL HOLDINGS LTD	125	shares		509
	TELLABS INC	200	shares		1,718
	TELULAR CORPORATION	1,100	shares		9,361
	TELYNX INC	50	shares		—

Phelps Dodge Employee Savings Plan	Supplemental Information
Schedule of Assets (Held at End of Year)	Schedule I
December 31, 2004

		(c) Description of
		investment including
		maturity date, rate of
		interest, collateral,		(d)	(e)
		par or maturity value,		Cost	Current
(a)	(b) Identity of issue, borrower, lessor or similar party	or number of shares		**	value
	TENET HEALTHCARE CORP	200	shares		2,196
	TEVA PHARMACEUTICAL INDUSTRIES LTD	100	shares		2,986
	TEXAS INSTRUMENTS INC	1,607	shares		39,557
	THE CHARLES SCHWAB CORP	325	shares		3,890
	THE WALT DISNEY HOLDING CO	210	shares		5,848
	THORNBURG MORTGAGE INC	53	shares		1,530
	TIME WARNER INC	550	shares		10,698
	TIMKEN COMPANY	31	shares		809
	TITAN CORPORATION	216	shares		3,499
	TIVO INC	100	shares		587
	TOKHEIM CORP SER C 06 WTS	300	shares		—
	TOMMY HILFIGER CORPORATION	100	shares		1,128
	TOP TANKERS INC	1,330	shares		21,613
	TRAVELZOO INC	30	shares		2,863
	TREX COMPANY INC	150	shares		7,866
	TRIMEDIA ENTERTAINMENT GROUP INC	1,195	shares		574
	TRINSIC INC	100	shares		170
	TRUE HEALTH INC	72,250	shares		4,696
	TYCO INTERNATIONAL LTD	360	shares		12,874
	UAL CORPORATION	2,775	shares		3,608
	U. S. BANCORP	150	shares		4,698
	U. S. MICROBICS INC	10,000	shares		350
	UNIPRIME CAPITAL ACCEPTANCE INC	102	shares		9
	UNISOURCE ENERGY CORPORATION	699	shares		16,848
	UNISYS CORP	100	shares		1,018
	UNITED DEFENSE INDUSTRIES INC	100	shares		4,725
	UNITED PARCEL SERVICE B CLASS	122	shares		10,394
	UNITED TECHNOLOGIES CORPORATION	21	shares		2,140
	UNIVERSAL EXPRESS INC	18,000	shares		223
	UNOVA INC	1,200	shares		30,348
	URANIUM RESOURCES INC	12,000	shares		8,700
	US CANADIAN MINERALS INC	672	shares		—
	UTSTARCOM INC	100	shares		2,215
	VA SOFTWARE CORPORATION	51	shares		128
	VALERO ENERGY CORP	175	shares		7,947
	VALERO LP	25	shares		1,506
	VARIAN MEDICAL SYSTEMS INC	100	shares		4,324
	VASOMEDICAL INC	6,500	shares		6,045
	VAST SOLUTIONS INC CLASS B1	44	shares		—
	VAST SOLUTIONS INC CLASS B2	44	shares		—
	VAST SOLUTIONS INC CLASS B3	44	shares		—
	V-NET BEVERAGE INC	12,000	shares		76
	VENTAS INC	315	shares		8,646
	VERILINK CORPORATION	500	shares		1,355

Phelps Dodge Employee Savings Plan	Supplemental Information
Schedule of Assets (Held at End of Year)	Schedule I
December 31, 2004

		(c) Description of
		investment including
		maturity date, rate of
		interest, collateral,		(d)	(e)
		par or maturity value,		Cost	Current
(a)	(b) Identity of issue, borrower, lessor or similar party	or number of shares		**	value
	VERISIGN INC	85	shares		2,856
	VERITAS SOFTWARE CORPORATION	163	shares		4,654
	VERIZON COMMUNICATIONS	130	shares		5,266
	VIACOM INC NON-VOTING CLASS B	120	shares		4,367
	VIALTA INC	2	shares		—
	VIASTAR HOLDINGS INC	100,000	shares		3,300
	VICTOR INDUSTRIES INC	2,000	shares		21
	VIGNETTE CORPORATION	600	shares		834
	VION PHARMACEUTICALS INC	2,900	shares		13,601
	VISTA GOLD CORP	400	shares		1,520
	VITAL LIVING INC	160,000	shares		25,600
	VITAL LIVING PRODUCTS	300	shares		—
	VITESSE SEMICONDUCTOR CORP	900	shares		3,177
	VITRIA TECHNOLOGY INC	1,750	shares		7,368
	VIVENDI UNIVERSAL ADR	16	shares		513
	VIVUS INC	200	shares		890
	WMC RESOURCES LTD (AUSTRALIA)	500	shares		11,295
	WALGREEN COMPANY	123	shares		4,728
	WAL-MART DE CV SPONSORED ADR	60	shares		2,061
	WAL-MART STORES INC	1,574	shares		83,121
	WASATCH PHARMACEUTICAL INC	1	share		—
	WASHINGTON MUTUAL INC	111	shares		4,704
	WAVE SYSTEMS CORPORATION CLASS A	2,150	shares		2,460
	WAVO CORPORATION	2,100	shares		2
	WEBB INTERACTIVE SERVICES INC	1,100	shares		462
	WEINGARTEN REALTY INVESTORS SBI	42	shares		1,694
	WESCO INTERNATIONAL INC	100	shares		2,964
	WESTERN WIRELESS CORP CLASS A	50	shares		1,465
	WEYERHAEUSER CO	25	shares		1,702
	WHEATON RIVER MINERALS LTD	4,607	shares		15,019
	WILLIAMS COAL SEAM GAS ROYALTY TRUST	621	shares		9,921
	WORLD GAMING PLC ADR	30,000	shares		18,600
	WORLD WRESTLING ENTERTAINMENT INC	153	shares		1,862
	XERION ECOSOLUTIONS GROUP INC	1	share		—
	XEROX CORPORATION	1,400	shares		23,814
	XM SATELLITE RADIO HOLDINGS INC	865	shares		32,541
	XYBERNAUT CORPORATION	39,500	shares		48,585
	YAHOO! INC	2,574	shares		96,988
	YUM BRANDS INC	1,005	shares		47,411
	ZAP	1,400	shares		4,550
	ZAP.COM CORP	2	shares		—
	ZYMETX INC	750	shares		30

	TOTAL COMMON STOCKS				9,536,319

Phelps Dodge Employee Savings Plan	Supplemental Information
Schedule of Assets (Held at End of Year)	Schedule I
December 31, 2004

		(c) Description of
		investment including
		maturity date, rate of
		interest, collateral,		(d)	(e)
		par or maturity value,		Cost	Current
(a)	(b) Identity of issue, borrower, lessor or similar party	or number of shares		**	value
	MUTUAL FUNDS:
	ABN AMRO GROWTH FUND CLASS N	1,108	shares		25,639
	ACADIAN EMERGING MARKETS PORTFOLIO	1,638	shares		33,440
	AIM ENERGY FUND INVESTOR CLASS	266	shares		7,394
	AIM FINANCIAL SERVICES FUND INVESTOR CLASS	287	shares		8,411
	AIM TECHNOLOGY FUND INVESTOR CLASS	496	shares		12,610
	AL FRANK FUND	325	shares		9,257
	ALPINE REALTY INCOME & GROWTH FUND	283	shares		6,118
*	AMERICAN CENTURY EQUITY INCOME FUND	11,249	shares		91,228
*	AMERICAN CENTURY GLOBAL GOLD FUND	10,171	shares		122,057
*	AMERICAN CENTURY GROWTH FUND	871	shares		17,161
*	AMERICAN CENTURY INTERNATIONAL BOND FUND	1,886	shares		27,855
*	AMERICAN CENTURY INTERNATIONAL GROWTH FUND	2,464	shares		22,327
*	AMERICAN CENTURY REAL ESTATE FUND	4,333	shares		107,239
*	AMERICAN CENTURY SMALL COMPANY FUND	14,429	shares		147,035
*	AMERICAN CENTURY TARGET 2005 FUND	22	shares		2,192
*	AMERICAN CENTURY TARGET 2015 FUND	52	shares		3,767
*	AMERICAN CENTURY TECHNOLOGY FUND	511	shares		9,622
	AMERINDO TECHNOLOGY FUND CLASS D	91	shares		826
	AMERISTOCK FUND	234	shares		9,494
	ARIEL APPRECIATION FUND	135	shares		6,434
	ARIEL FUND	1,026	shares		54,545
	ARTISAN INTERNATIONAL FUND	6,980	shares		154,546
	ARTISAN INTERNATIONAL VALUE FUND	241	shares		5,073
	ARTISAN MID CAP FUND	675	shares		19,945
	ARTISAN MID CAP VALUE FUND	536	shares		9,096
	BARON GROWTH FUND	246	shares		11,056
	BARON PARTNERS FUND	3,706	shares		62,443
	BERWYN FUND	1,605	shares		46,482
	BJURMAN BARRY MICRO-CAP GROWTH	2,651	shares		81,529
	BJURMAN BARRY SMALL CAP GROWTH	1,149	shares		15,310
	BUFFALO HIGH YIELD FUND	1,194	shares		13,839
	BUFFALO SMALL CAP FUND	844	shares		23,336
	BURNHAM FINANCIAL SERVICES FUND CLASS A	232	shares		5,225
	CALAMOS GROWTH FUND CLASS A	708	shares		37,496
	CHESAPEAKE CORE GROWTH FUND	6,322	shares		107,158
	CLIPPER FOCUS FUND	3,093	shares		53,597
	CLIPPER FUND	1,252	shares		112,281
	COHEN & STEERS REALTY SHARES	1,788	shares		124,538
	COLUMBIA SMALL CAP GROWTH FUND CLASS Z	442	shares		11,388
	CONSTELLATION CLOVER SMALL CAP	542	shares		14,605
	CONSTELLATION TIP SMALL CAP VALUE OPPORTUNITIES	863	shares		14,435
	DODGE & COX BALANCED FUND	108	shares		8,598

Phelps Dodge Employee Savings Plan	Supplemental Information
Schedule of Assets (Held at End of Year)	Schedule I
December 31, 2004

		(c) Description of
		investment including
		maturity date, rate of
		interest, collateral,		(d)	(e)
		par or maturity value,		Cost	Current
(a)	(b) Identity of issue, borrower, lessor or similar party	or number of shares		**	value
	DODGE & COX INCOME FUND	3,743	shares		48,066
	DODGE & COX INTERNATIONAL STOCK FUND	1,403	shares		42,979
	DODGE & COX STOCK FUND	524	shares		68,196
	DREYFUS PREMIER TECHNOLOGY GROWTH FUND	224	shares		5,159
	DREYFUS SMALL CAP STOCK INDEX FUND	2,025	shares		41,118
	EXCELSIOR EMERGING MARKET FUND	2,651	shares		23,219
	EXCELSIOR ENERGY AND NATURAL RESOURCES FUND	666	shares		13,348
	EXCELSIOR REAL ESTATE FUND	310	shares		3,068
	EXCELSIOR VALUE AND RESTRUCTURING FUND	3,695	shares		156,764
	FAM VALUE FUND	60	shares		2,784
	FBR SMALL CAP FINANCIAL FUND	1,089	shares		37,336
	FBR SMALL CAP FUND	1,359	shares		56,819
	FMI FOCUS FUND	72	shares		2,494
	FEDERATED CAPITAL APPRECIATION FUND	108	shares		2,739
	FEDERATED INTERNATIONAL SMALL COMPANY FUND CLASS A	508	shares		14,009
	FEDERATED KAUFMANN FUND CLASS K	1,482	shares		7,945
	FIDELITY AGGRESSIVE GROWTH FUND	111	shares		1,848
	FIDELITY DISCOVERY FUND	562	shares		6,348
	FIDELITY EQUITY INCOME FUND	34,981	shares		1,846,282
	FIDELITY GROWTH & INCOME FUND	122	shares		4,644
	FIDELITY GROWTH COMPANY FUND	22	shares		1,261
	FIDELITY MAGELLAN FUND	34,400	shares		3,570,368
	FIDELITY SELECT BIOTECHNOLOGY PORTFOLIO	20	shares		1,156
	FIRST AMERICAN SMALL CAP GROWTH FUND	638	shares		14,151
	FIRST EAGLE GLOBAL FUND	650	shares		25,218
	FIRSTHAND TECHNOLOGY VALUE FUND	369	shares		10,878
	GABELLI GOLD FUND	11,806	shares		188,893
	HARBOR INTERNATIONAL FUND	1,356	shares		57,639
	HEARTLAND VALUE FUND	906	shares		45,111
	HENLOPEN FUND	1,401	shares		42,689
	HENNESSY CORNERSTONE GROWTH FUND	1,580	shares		29,125
	HODGES FUND	944	shares		19,180
	HUSSMAN STRATEGIC GROWTH	1,318	shares		20,245
	ICAP SELECT EQUITY PORTFOLIO	325	shares		11,150
	ICON ENERGY FUND	104	shares		2,399
	ICON HEALTHCARE FUND CLASS A	499	shares		7,951
	ICON INFORMATION TECHNOLOGY FUND	1,460	shares		13,283
	IPS MILLENNIUM FUND CLASS A	24	shares		708
	ISHARES MSCI EMU INDEX FUND	286	shares		20,786
	ISHARES TRUST DOW JONES REAL ESTATE INDEX FUND	205	shares		25,302
	ISHARES TRUST DOW JONES SELECT DIVIDEND INDEX FUND	103	shares		6,346

Phelps Dodge Employee Savings Plan	Supplemental Information
Schedule of Assets (Held at End of Year)	Schedule I
December 31, 2004

		(c) Description of
		investment including
		maturity date, rate of
		interest, collateral,		(d)	(e)
		par or maturity value,		Cost	Current
(a)	(b) Identity of issue, borrower, lessor or similar party	or number of shares		**	value
	ISHARES TRUST DOW JONES U.S. ENERGY SECTOR INDEX FUND	304	shares		19,518
	ISHARES TRUST GOLDMAN SACHS SEMICONDUCTOR INDEX FUND	60	shares		3,228
	ISHARES TRUST NASDAQ BIOTECHNOLOGY INDEX FUND	100	shares		7,540
	ISHARES TRUST S&P 500 INDEX FUND	257	shares		31,075
	ISHARES TRUST S&P SMALLCAP 600 INDEX FUND	309	shares		50,226
	JANUS BALANCED FUND	2,958	shares		62,862
	JANUS CONTRARIAN FUND	4,556	shares		60,320
	JANUS ENTERPRISE FUND	288	shares		10,826
	JANUS FUND	738	shares		18,123
	JANUS GLOBAL LIFE SCIENCES FUND	239	shares		4,304
	JANUS GLOBAL OPPORTUNITY FUND	181	shares		2,575
	JANUS GLOBAL TECHNOLOGY FUND	63	shares		671
	JANUS GROWTH & INCOME FUND	742	shares		23,897
	JANUS MERCURY FUND	1,104	shares		23,812
	JANUS MID CAP VALUE FUND INVESTOR SHARES	3,177	shares		70,173
	JANUS OLYMPUS FUND	2,180	shares		62,418
	JANUS SMALL CAP VALUE INVESTOR SHARES	1,464	shares		43,656
	JANUS TWENTY FUND	783	shares		35,085
	JENSEN PORTFOLIO CLASS J	650	shares		15,817
	JOHNSON FAMILY LARGE CAP VALUE FUND	493	shares		5,001
*	JPMORGAN MID-CAP GROWTH FUND	248	shares		1,423
	JULIUS BAER INTERNATIONAL EQUITY FUND	5,959	shares		188,373
	LOOMIS SAYLES BOND FUND CLASS I	665	shares		9,196
	LORD ABBETT AFFILIATED FUND CLASS A	1,556	shares		22,998
	LORD ABBETT BOND DEBENTURE FUND CLASS A	1,540	shares		12,630
	LORD ABBETT MID CAP VALUE FUND CLASS A	457	shares		10,335
	MARSICO GROWTH FUND	845	shares		14,926
	MATTHEWS PACIFIC TIGER FUND	2,289	shares		36,400
	MERIDIAN GROWTH FUND	922	shares		34,330
	MERIDIAN VALUE FUND	707	shares		26,942
	NAVELLIER MID CAP GROWTH FUND	4,139	shares		107,821
	NEUBERGER HIGH INCOME BOND FUND	5,330	shares		50,689
	NEUBERGER INTERNATIONAL FUND INVESTOR CLASS	907	shares		16,511
	NEUBERGER BERMAN SOCIALLY RESPONSIVE INVESTOR CLASS	498	shares		10,911
	NICHOLAS II FUND	226	shares		5,193
	NORTHERN HIGH YIELD FIXED INCOME	9,228	shares		77,794
	OAKMARK EQUITY INCOME FUND	1,540	shares		36,182
	OAKMARK FUND	2,768	shares		115,599

Phelps Dodge Employee Savings Plan	Supplemental Information
Schedule of Assets (Held at End of Year)	Schedule I
December 31, 2004

		(c) Description of
		investment including
		maturity date, rate of
		interest, collateral,		(d)	(e)
		par or maturity value,		Cost	Current
(a)	(b) Identity of issue, borrower, lessor or similar party	or number of shares		**	value
	OAKMARK GLOBAL FUND CLASS I	1,561	shares		34,047
	OAKMARK INTERNATIONAL FUND CLASS I	2,226	shares		47,037
	OAKMARK SELECT FUND	2,517	shares		83,942
	PARNASSUS EQUITY INCOME FUND	184	shares		4,599
	PARNASSUS FIXED INCOME FUND	269	shares		4,262
	PAX WORLD BALANCED FUND	361	shares		8,391
	PBHG LARGE-CAP GROWTH FUND	61	shares		1,289
	PBHG MID-CAP FUND	220	shares		4,083
	PBHG SELECT GROWTH FUND	196	shares		4,395
	PBHG TECHNOLOGY & COMMUNICATIONS FUND	57	shares		653
	PIMCO COMMODITY REAL RETURN STRATEGY FUND CLASS D	388	shares		5,745
	PIMCO EMERGING MARKETS BOND FUND	1,589	shares		17,257
	PIMCO HIGH YIELD FUND	1,450	shares		14,456
	PIMCO PEA RENAISSANCE FUND CLASS D	1,428	shares		38,122
	PIMCO PEA VALUE FUND CLASS D	1,430	shares		25,339
	PIMCO RCM GLOBAL HEALTHCARE FUND CLASS D	1,560	shares		34,141
	PIMCO REAL RETURN FUND CLASS D	2,582	shares		29,666
	PIMCO TOTAL RETURN FUND CLASS D	4,783	shares		51,034
	PIMCO TOTAL RETURN MORTGAGE FUND CLASS D	240	shares		2,567
	PIN OAK AGGRESSIVE STOCK FUND	190	shares		4,046
	PIONEER GLOBAL HIGH YIELD FUND	410	shares		5,031
	PIONEER HIGH YIELD FUND CLASS A	5,473	shares		63,541
	PORTFOLIO 21	128	shares		3,262
	PRUDENT GLOBAL INCOME FUND	249	shares		3,207
	RED OAK TECHNOLOGY SELECT PORTFOLIO	585	shares		4,103
	REYNOLDS BLUE CHIP GROWTH FUND	21	shares		636
	ROYCE LOW PRICED STOCK FUND	437	shares		6,702
	ROYCE PREMIER FUND	5,413	shares		81,848
	ROYCE TOTAL RETURN FUND	5,457	shares		66,899
	ROYCE VALUE PLUS FUND	1,109	shares		12,134
	RS CONTRARIAN VALUE FUND	2,056	shares		45,221
	RS DIVERSIFIED GROWTH FUND	455	shares		10,318
	RS INTERNET AGE FUND	571	shares		4,106
	RS PARTNERS FUND	828	shares		28,798
	RYDEX URSA FUND INVESTOR CLASS	2,030	shares		17,154
	SSGA CORE OPPORTUNITIES FUND	1,182	shares		22,345
	SCHWAB 1000 FUND	33	shares		1,144
	SCHWAB S&P 500 INVESTOR SHARES	8,675	shares		161,606
	SCHWAB HEALTH CARE FOCUS FUND	861	shares		10,663
	SCHWAB TOTAL BOND MARKET FUND	22,816	shares		229,302
	SCHWAB TOTAL STOCK MARKET-INV	913	shares		18,592
	SCHWAB TOTAL STOCK MARKET-SEL	3,494	shares		71,240
	SCHWAB VALUE ADVANTAGE MONEY FUND	174,988	shares		174,988

Phelps Dodge Employee Savings Plan	Supplemental Information
Schedule of Assets (Held at End of Year)	Schedule I
December 31, 2004

		(c) Description of
		investment including
		maturity date, rate of
		interest, collateral,		(d)	(e)
		par or maturity value,		Cost	Current
(a)	(b) Identity of issue, borrower, lessor or similar party	or number of shares		**	value
	SCUDDER BALANCED FUND CLASS S	543	shares		9,490
	SCUDDER GREATER EUROPE GROWTH FUND	633	shares		17,163
	SCUDDER HEALTH CARE FUND CLASS S	233	shares		5,341
	SELECTED AMERICAN SHARES INC CLASS S	350	shares		12,914
	STRATTON GROWTH FUND	781	shares		31,798
	STRATTON SMALL CAP VALUE FUND	836	shares		33,703
	STRONG ASIA PACIFIC FUND	243	shares		2,488
	STRONG MULTI CAP VALUE FUND	63	shares		4,082
	STRONG OPPORTUNITY FUND	694	shares		32,222
	T. ROWE PRICE CAPITAL APPREC	259	shares		5,039
	T. ROWE PRICE EMERGING MARKET STOCK FUND	938	shares		18,211
	T. ROWE PRICE EQUITY INCOME FUND	1,110	shares		29,511
	T. ROWE PRICE HEALTH SCIENCES FUND	2,207	shares		50,996
	T. ROWE PRICE HIGH YIELD FUND	829	shares		5,971
	T. ROWE PRICE LATIN AMERICA FUND	968	shares		15,439
	T. ROWE PRICE MID-CAP GROWTH FUND	956	shares		47,700
	T. ROWE PRICE NEW ASIA FUND	1,012	shares		10,162
	T. ROWE PRICE NEW HORIZON FUND	146,259	shares		4,276,619
	T. ROWE PRICE REAL ESTATE FUND	469	shares		8,394
	T. ROWE PRICE SCIENCE & TECHNOLOGY FUND	122,606	shares		2,341,781
	T. ROWE PRICE SMALL CAP VALUE FUND	636	shares		22,710
	T. ROWE PRICE SPECTRUM INCOME FUND	1,783	shares		21,562
	TEMPLETON GLOBAL SMALLER COMPANY	680	shares		6,348
	THIRD AVE REAL ESTATE VALUE FUND	2,988	shares		80,544
	THIRD AVENUE INTERNATIONAL VALUE FUND	2,150	shares		39,590
	THIRD AVENUE VALUE FUND	541	shares		27,988
	TOCQUEVILLE GOLD FUND	2,408	shares		79,643
	TOUCHSTONE LARGE-CAP GROWTH FUND CLASS A	325	shares		6,285
	TRANSAMERICA PREMIER GROWTH FUND	158	shares		3,110
	TURNER MIDCAP GROWTH FUND CLASS I	47	shares		1,142
	TWEEDY BROWNE GLOBAL VALUE FUND	1,861	shares		43,154
	U.S. GLOBAL INVESTORS EASTERN EUROPE FUND	929	shares		28,493
	U.S. GLOBAL INVESTORS WORLD PRECIOUS MINERALS FUND	2,390	shares		39,103
	UMB SCOUT SMALL CAP FUND	1,020	shares		15,700
	UMB SCOUT WORLDWIDE FUND	3,255	shares		78,435
	VANGUARD 500 INDEX FUND INVESTOR SHARES	1,070	shares		119,481
	VANGUARD GNMA FUND INVESTOR SHARES	1,055	shares		11,013
	VANGUARD HIGH YIELD CORP FUND	4,040	shares		26,016
	VANGUARD PRIMECAP FUND	542	shares		33,796
	VANGUARD REIT INDEX FUND	1,081	shares		20,292
	VANGUARD SHORT-TERM BOND INDEX FUND INVESTOR SHARES	1,454	shares		14,744
	VANGUARD SHORT-TERM TREASURY FUND	1,345	shares		14,085

Phelps Dodge Employee Savings Plan	Supplemental Information
Schedule of Assets (Held at End of Year)	Schedule I
December 31, 2004

		(c) Description of
		investment including
		maturity date, rate of
		interest, collateral,			(d)	(e)
		par or maturity value,			Cost	Current
(a)	(b) Identity of issue, borrower, lessor or similar party	or number of shares			**	value
	VANGUARD STRATEGIC EQUITY FUND	236		shares		5,057
	VANGUARD TOTAL BOND MARKET INDEX FUND	990		shares		10,163
	VANGUARD TOTAL STOCK MARKET INDEX FUND	1,737		shares		49,960
	VANGUARD U.S. VALUE FUND	892		shares		12,270
	VANGUARD WELLINGTON FUND	1,298		shares		39,172
	VANGUARD WINDSOR II FUND	543		shares		16,693
	WASATCH CORE GROWTH FUND	270		shares		11,674
	WEITZ VALUE FUND	357		shares		13,452
	WESTCORE PLUS BOND FUND	943		shares		10,246
	WHITE OAK GROWTH STOCK FUND	2,208		shares		75,189
	WILLIAM BLAIR INTERNATIONAL GROWTH FUND	923		shares		20,392
	WILLIAM BLAIR SMALL-CAP GROWTH FUND	972		shares		25,003
	WOMEN’S EQUITY MUTUAL FUND	502		shares		10,578

	TOTAL MUTUAL FUNDS					18,935,029

	EMPLOYER STOCK:
	PHELPS DODGE	856,686		shares		84,743,422
	PHELPS DODGE (PARTICIPANT DIRECTED — SCHWAB)	17		shares		1,682

	TOTAL EMPLOYER STOCK					84,745,104

	PARTICIPANT LOANS:
	LOANS TO VARIOUS PARTICIPANTS		6% - 11.5%
		Maturing through 2019				23,642,273

	OTHER ASSETS:
	INVESTMENT IN MASTER TRUST					474,516,918

	TOTAL ASSETS HELD FOR INVESTMENT					$614,973,174

*	This is a related party to the Plan’s Recordkeeper, a party-in-interest for which a statutory exemption exists.

**	All investments are participant directed; therefore, disclosure of cost is not required.

See Report of Independent Registered Public Accounting Firm.

Index to Exhibits

23           Consent of PricewaterhouseCoopers LLP.